November 30, 2020

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Re:	Progenity, Inc.

Registration Statement on Form S-1 (File No. 333-251044)

Dear Mr. Lindsay:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Progenity, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 2, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Ryan A. Murr at (415) 393-8373.

Sincerely,

PROGENITY, INC.

/s/ Eric d’Esparbes
Eric d’Esparbes
Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP